Exhibit 99.2

AURINIA PHARMACEUTICALS INC.
Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general meeting of Aurinia Pharmaceuticals Inc. (the “Company”) held on June 21, 2018.

Description of Matter	Outcome of Vote

Resolution to fix the number of directors at eight.	Resolution passed by requisite majority. Details of the voting by proxy are as follows: Total shares voted in favour: 23,118,904 (99.49%) Total shares against: 118,500 (0.51%)

Resolution to elect the management nominees as directors of the Company.	All nominees proposed by management were elected to serve as directors of the Company until its next annual general meeting. Details of the voting by proxy are as follows:

Name	Votes in Favour	Votes Withheld
Richard Glickman	23,090,241 (99.37%)	147,163 (0.63%)
Lorin J. Randall	23,115,598 (99.48%)	121,806 (0.52%)
Benjamin Rovinski	23,100,651 (99.41%)	136,753 (0.59%)
David Jayne	23,113,953 (99.47%)	123,451 (0.53%)
Hyuek Joon Lee	23,078,908 (99.32%)	158,496 (0.68%)
George Milne	22,947,304 (98.75%)	290,100 (1.25%)
Joseph Hagan	23,052,474 (99.20%)	184,930 (0.80%)
Michael Hayden	23,109,574 (99.45%)	127,830 (0.55%)

Resolution to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditors of the Company until its next annual general meeting, at a remuneration to be fixed by the directors.	Resolution passed by requisite majority. Details of the voting by proxy are as follows: Total shares voted in favour: 66,062,104 (98.79%) Total shares withheld: 807,663 (1.21%)

DATED this 22nd day of June, 2018
AURINIA PHARMACEUTICALS INC.

By:		/s/ Dennis Bourgeault
	Name:	Dennis Bourgeault
	Title:	Chief Financial Officer